TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

RECEIVED
2007 SEP 25 A 9:05

Santos

[redacted]

07026948

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

24 September 2007

SUPPL

First Oil from Oyong Development

Santos today announced that oil production has commenced from the Oyong field in the Sampang PSC, approximately 70 km east of Surabaya in Indonesia.

After an initial ramp-up period, gross oil production rates are expected to stabilise at between 8,000 and 10,000 barrels of oil per day.

"First oil production from Oyong is an important milestone for Santos as it adds another operated project to our Asian portfolio," said Santos Managing Director, John Ellice-Flint.

"Santos appreciates the support of our Joint Venture partners and the contributions of the Indonesian Government, especially BPMIGAS and MIGAS, in helping us to deliver this project," he said.

Oil is produced via a wellhead platform with 5 oil wells and 2 gas wells, with oil processing undertaken on the Sea Good 101 production barge and then piped to the Shanghai FSO for storage and offtake.

Front end engineering design for development of the Oyong gas reserves is underway, with a final investment decision expected before the end of 2007, and first gas production anticipated in the first half of 2009. A gas sales agreement has been signed with PT Indonesia Power, with gas to be piped via a 55 kilometre pipeline to an onshore processing facility adjacent to the Grati power station in East Java.

The Wortel gas field, which was discovered in 2006, is located approximately 7 km west of Oyong and could potentially be incorporated into the gas development, subject to further appraisal which is planned for first half of 2008.

Participants in the Sampang Production Sharing Contract are:

Santos (Sampang) Pty Ltd (operator)	45%
Singapore Petroleum Sampang Limited	40%
Cue Sampang Pty Ltd	15%

PROCESSED
SEP 28 2007
THOMSON FINANCIAL

Map attached.
Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

dlw 9/26

Oyong Oil Production


0 50
kilometres
Java Sea
Sampang PSC
Madura Island
Oyong
Madura Offshore PSC
Surabaya
Maleo
Wortel
Area II
Porong
Area I
Area IV
Area V
Area III
Brantas PSC
Grati
Central Java
East Java

Legend

- Santos acreage
- Oil Field
- Gas Field
- Oil pipeline
- Gas pipeline



END